Exhibit 21.1
SUBSIDIARIES

Subsidiary	Jurisdiction of Incorporation
Barinthus Biotherapeutics Pty Limited (formerly Vaccitech Australia Pty Limited)	Australia
Vaccitech Oncology Limited	England and Wales
Barinthus Biotherapeutics (UK) Limited (formerly Vaccitech (UK) Limited)	England and Wales
Barinthus Biotherapeutics North America, Inc. (formerly Vaccitech North America, Inc.)	Delaware
Barinthus Biotherapeutics Switzerland GmbH (formerly Vaccitech Switzerland GmbH)	Switzerland
Beacon Topco, Inc.	Delaware
Cdog Merger Sub, Inc.	Delaware